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                            September 11, 2020

       Xiaogang Qin
       Chief Executive Officer
       Wunong Net Technology Co Ltd
       B401, 4th Floor Building 12, Hangcheng Street
       Hourui No. 2 Industrial District
       Southern Section, Zhichuang Juzhen Double Creative Park
       Bao   an District, Shenzhen, People   s Republic of China

                                                        Re: Wunong Net
Technology Co Ltd
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted August
13, 2020
                                                            CIK No. 0001787803

       Dear Mr. Qin:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement Submitted on August 13, 2020

       Coronavirus (COVID-19) Update, page 51

   1. Please address more specifically how COVID-19 has impacted your services, explaining the extent to which you
have reopened your business and demand has returned for your business following the
lockdown earlier this year. Also, expand your disclosure to explain any current
restrictions on businesses in your industry or locale. Further, to the extent possible and given the
amount of time that has passed since the initial outbreak of
                                                        COVID-19, please update
your disclosure to discuss any known trends and uncertainties that have had or likely
will have a material impact on your business and results of
 Xiaogang Qin
FirstName LastNameXiaogang   Qin
Wunong Net  Technology Co Ltd
Comapany 11,
September NameWunong
              2020      Net Technology Co Ltd
September
Page 2    11, 2020 Page 2
FirstName LastName
         operations. Refer to CF Disclosure Guidance: Topic No. 9 for further guidance, available at https://www.sec.gov/corpfin/coronavirus-covid-19.
Quality Control Team, page 68

2. We note your response to prior comment 3. Please revise to describe the process by which the quality control team that conducts onsite inspections assesses whether products meet national or industry quality standards. If your team is not making onsite assessments and is not independently determining whether these standards have been met, and is instead relying on suppliers to provide proof of government licensure, please revise to clarify. However, if onsite exams are conducted by your team, explain how the exams are performed, how compliance is assessed, and the consequence if a supplier fails to satisfy your private inspection.
Restaurants, page 68

3. We note your disclosure in this section that you plan to roll out about 100 franchise restaurants in 2020 and 120 restaurants within three years. You state elsewhere in this section that you plan to launch 120 new restaurants in each of 2021 and 2022. Please revise to clarify how many restaurants you intend to open in each of the next three years.
4. In your supplemental response to prior comment 4, you state that the company expects to launch 50-70 franchise restaurants June 30, 2020 and thereafter will launch another 40 restaurants per month. However, your revised disclosure in the registration statement states that the company will launch 32 restaurants per month beginning in September
         2020. Please reconcile. In addition, please update your disclosure to reflect the number of restaurants launched as of the submission date of your next amendment. Lastly, revise to address the relevant milestones necessary to successfully scale up food supply, marketing, and management logistics from one restaurant to a chain of restaurants, as well as the associated risks and difficulties of doing the same. In this regard, we do not believe that it necessarily follows that the operations and associated challenges of a single restaurant would be the same as those of a large chain. Please advise.
5. Please revise to describe the material terms of your franchising agreements, including termination provisions, services rendered by each party under the agreements, and any financing arrangements whereby the company or preferred lenders provide funding to franchisees.
Social Media, page 82

6. We are unable to locate your response to prior comment 5; therefore, we re-issue the comment. To the extent that you use key performance indicators in managing your business, please consider revising your MD&A to include a discussion of how these measures are calculated and used, along with a discussion of comparative period amounts.
         Alternatively, explain why you do not believe this disclosure is necessary. Refer to
         Section III.B.1 of SEC Release No. 33-8350 and SEC Release 33-10751. Xiaogang Qin
Wunong Net Technology Co Ltd
September 11, 2020
Page 3

        You may contact Ta Tanisha Meadows at (202) 551-3322 or Jim Allegretto at (202) 551-
3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at
(202) 551-3222
with any other questions.



                                                         Sincerely,
FirstName LastNameXiaogang Qin
                                                         Division of
Corporation Finance
Comapany NameWunong Net Technology Co Ltd
                                                         Office of Trade &
Services
September 11, 2020 Page 3
cc:       Benjamin Tan, Esq.
FirstName LastName